CONSOLIDATED INTERIM FINANCIAL REPORT
(Unaudited)

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2004

Burnaby, BC, Canada
November 12, 2004

Dear Shareholder,

During the third quarter of 2004, the interest in the commercial applications of our RAMP System was clearly heightened. This is due primarily to the diagnostic industry having digested the June peer-reviewed publication of the data from our FDA cardiac clinical trial that definitively supports that we have raised the precision of lateral flow immunoassays to an entirely new level of excellence. This is a subtle yet very important inflection point. This independent evidence is convincing potential partners, customers and even competitors of our longstanding claim that RAMP delivers true lab quality performance in a portable point-of-care system.

The Company is leveraging this recognition to solidify strategically advantageous long-term relationships with capable partners to accelerate market adoption of current products and broaden the RAMP product portfolio. This increased profile has had three primarily results:

  New interest from top tier marketing and distribution partners for our cardiac products,

  An expansion of the cardiovascular product line with the initiation of development of a test for congestive heart failure, and

  Initiation of discussions with prospective partners for the commercialization of entirely new clinical product lines.

One example of the increased credibility is the very recent appointment of Dr. Michael Groves as our VP, Sales and Marketing. We are very encouraged by our ability to attract a high caliber sales executive with such valuable experience, having recently left his position as VP, International Sales & Marketing at Abbott Point-of-Care. We look forward to Dr. Groves being an integral part of consolidating the marketing and sales distribution network in the coming weeks and months.

During the quarter, the Company generated revenue of $658,000 and also significantly improved its balance sheet by completing a $3 million private placement. The Company subsequently reduced its credit facility by more than US$500,000 and paid off the outstanding balance of $1,000,000.

Cardiac Sales and Distribution
We have experienced new and increased interest from multiple multinational marketing companies interested in ratifying agreements and exploiting near-term sales opportunities for the three FDA cleared RAMP Cardiac Marker Tests. These new opportunities have been put in parallel tracks with current priority prospects for US and European distribution. One side effect is that we have refrained from entering into pending distribution arrangements while assessing broader reaching marketing options.

Another event to positively impact our cardiac sales plan has been the initiation of a development program for a congestive heart failure test. This strategic opportunity has also increased the interest in the marketing and sales of the whole cardiovascular line. Although the Company had set a goal of finalizing its marketing and distribution network for cardiac applications during the third quarter, we elected to forego some early revenue in favor of pursuing a significantly stronger and far-reaching distribution network for an expanded cardiovascular line.

BNP (Congestive Heart Failure) Program
The Company has completed feasibility and, subsequent to the third quarter, announced a collaboration with Shionogi & Co. Ltd. for the development of a RAMP BNP (B-type natriuretic peptide) Test for the Japanese market. Given that there is currently no point-of-care competition for the BNP test in Japan, this important market could eventually result in revenue of $10 million per year. Furthermore, this collaboration has facilitated initiatives to position the Company as a leader in the important congestive heart failure market in the rest of the world.

Shionogi will fund development and will be responsible for regulatory affairs, marketing and distribution of the RAMP BNP Test in the Japanese market. Response is targeting commercial launch at the end of 2005, pending Japanese regulatory clearance.

Congestive heart failure (CHF) is a life-threatening condition, characterized by insufficient blood flow to vital organs including the brain, liver and kidneys, attributable to a weak or impaired heart. It is extremely difficult to diagnose because the symptoms are non-specific and include shortness of breath, fatigue, and swelling. CHF often goes undetected in the early stages because conventional diagnostics are inconclusive. Early detection of this progressive disease has profound positive impact on patient outcomes, and in recent years, BNP is gaining recognition as the definitive cardiovascular marker for CHF.

In 2004, the annualized market for BNP testing is estimated to be US$500 million, and growing. With 550,000 new cases diagnosed each year, and increasing adoption by the international medical community of BNP diagnostics, the worldwide market could soon exceed the billion dollar mark.

BNP was discovered by Scios, now a subsidiary of Johnson & Johnson. In 1997, Shionogi acquired from Scios the exclusive rights to BNP diagnostics in Japan and non-exclusive worldwide rights. In 2001, Shionogi granted a license to Bayer Corp. to commercialize BNP tests outside of Japan. Other leading international diagnostics companies have also recently introduced BNP tests on lab-based analyzers including Abbott and Beckman Coulter.

Currently, the only commercially available point-of-care assay is the TriageÚ BNP Test manufactured by Biosite Inc. (Nasdaq: BSTE). Biosite does not have a license to sell in Japan. The Triage BNP Test is expected to have sales exceeding $150 million in 2004, having generated approximately $100 million in sales during 2003.

Having demonstrated significant performance advantages over the market leading POC system particularly with respect to the troponin I assay at low concentrations, the Company is confident in its ability to commercialize a RAMP BNP Test with market-leading performance for the same end users.

Additional New Product Development Initiatives
The Company has completed feasibility for its first clinical infectious disease test, and is exploring related development opportunities with potential partners.

The Company has completed development of a RAMP Test to identify biotech-enhanced traits in the agricultural food and grain testing market, funded by a leading international biotechnology company. Several RAMP Systems have been purchased and are currently under evaluation in field use, for possible commercial launch mid 2005.

Sales and Revenue
During the third quarter, the Company recorded revenue of $658,000 as compared to $256,000 for the same period last year, bringing the total revenue for the first nine-months to more than $2.2 million. By comparison, this represents an increase of more than $1.3 million or 145% over the same period last year. Revenue exclusively from product sales during Q3 2004 was approximately $516,000 compared to $103,000 for the same period last year. Revenue from product sales for the first nine months of the year was approximately $1.64 million, compared to approximately $498,000 for the same period last year.

For the three months ended Sept 31, 2004 sales of the RAMP West Nile Virus Test exceeded $250,000 bringing the total year to date revenue from West Nile product to $638,000.

Revenue from biodefense sales of more than $176,000 during the third quarter reflected a significant increase over the comparative quarter last year of $46,000. Revenue of more than

$744,000 for the first nine months of the year reflect a considerable increase from approximately $411,000 over the same period last year.

Third quarter revenue of $89,000 from cardiac sales showed modest growth over $57,000 for the same period last year. Revenue for the nine months was almost $262,000 as compared to $88,000 for the corresponding period in 2003.

Corporate Finance
In July, the Company received gross proceeds of $3,000,000 and closed the non-brokered private placement announced on June 18, 2004. At the same time, the Company reduced the revolving demand credit facility with TD Canada Trust from US$1,515,000 to US $1,000,000.

Resources continue being directed toward increasing our sales, enhancing manufacturing scale-up to support our current product lines, and expediting new product development opportunities in several potential large market opportunities.

After receiving US FDA clearance to market two additional RAMP cardiac marker tests for detecting troponin I and CK-MB, it was rewarding as a Canadian company to receive similar clearances from Health Canada's Therapeutic Products Directorate. I am also proud of the Company's Quality Management System (QMS) that became registered to ISO 1999; 2000 under the Canadian Medical Devices Conformity Assessment System (CMDCAS).

On behalf of management and staff, I would like to acknowledge your continued support as we make significant advances commercializing locally developed and world-class technology that positively impacts human health and safety.

Sincerely,

Bill Radvak
President & Chief Executive Officer
November 9, 2004

Response Biomedical Corp.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL OPERATIONS

Response Biomedical Corp. ("Response Biomedical" or "the Company") develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on site or in a point-of-care setting can rapidly obtain important diagnostic information. Response currently has eight RAMP tests available for environmental and clinical (health) testing applications and the Company has plans to commercialize additional tests.

The following discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements for the three and nine months period ended September 30, 2004, including the related notes therein, the audited consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles for the year ended December 31, 2003, and the Management's Discussion and Analysis of Financial Operations section of the Company's 2003 Annual Report.

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. All amounts are expressed in Canadian dollars unless otherwise indicated.

Date: November 12, 2004

OVERALL PERFORMANCE.

For the quarter ended September 30, 2004 the Company had total revenue of $657,753 compared to $255,825 for the same period last year, an increase of 157%. Total revenue for the nine-months ended September 30, 2004 was $2,219,731 compared to $906,309 for the same period last year, an increase of $1,313,422 or 145 % year to date.

On an overall basis Company's costs remain consistent. Total operating costs for the quarter were $1,111,164 compared to $1,112,883 for 2003 and total operating costs for the year to date were $3,198,899 compared to $3,140,504 for the prior year.

During the quarter ended September 30, 2004 the Company closed a private placement financing for proceeds of $3 million and received an additional $51,556 from the exercise of share purchase warrants and stock options.

In August 30, 2004 the Company announced that it had received Canadian regulatory clearance from Health Canada's Therapeutic Product Directorate to market RAMP cardiac marker tests for detecting Troponin I and CK-MB. This clearance followed the US FDA clearance for the same products in the second quarter and resulted in the Company's ability to move forward to market the complete product line of point-of-care tests for the detection of cardiac markers. During the quarter, the Company continued to make significant progress in its efforts to build an internal sales team and negotiate relationships with sales and marketing partners to solidify the distribution channels for the cardiac product line.

RESULTS OF OPERATIONS

Revenues and Cost of Sales

Revenues from product sales for the quarter ended September 30, 2004 were $516,444 compared to $103,186 in product sales for the same period last year, an increase of 400%.

For the quarter ended September 30, 2004 the Company earned revenues of $175,938 from the biodefense market compared to $46,135 for the same period last year, an increase of 281%. Revenues for the nine months ended September 30, 2004 were $743,557 compared to $411,449 for the same period last year, an increase of 81% year-to-date. The US biodefense market is tied to the timing of grant funding from the U.S Department of Homeland Security and during the last quarter has been impacted by the Department of Homeland Securities standards study, which has been completed and is scheduled for release shortly. See "Subsequent Events".

The West Nile Virus product line provided revenues of $251,693 for the quarter and $638,395 for the nine month period ended September 30, 2004 compared to $nil for the same periods last year. The Company's initial forecast for the West Nile Virus product reflected a seasonal market with the majority of sales occurring in the summer months. However, actual results and indications are that sales will continue throughout the year.

For the quarter ended September 30, 2004 the Company earned revenues of $88,813 for the Cardiac product line compared to $57,358 for the same period last year, an increase of 55%. Revenues for the nine-month period ended September 30, 2004 were $261,896 compared to $87,997 for the same period in 2003, an increase of 198%. Although the process for obtaining regulatory clearance in China has taken longer than anticipated and resulted in sales for the cardiac product line to be below projections, significant progress was made during the quarter.

Service revenues from contracts and collaborations were $141,309 for the quarter ended September 30, 2004 compared to $152,639 for the same period year. Revenues for the nine-month period ended September 30, 2004 were $575,883 compared to $408,241 for the comparable period in 2003. Revenue for the quarter resulted from three active projects. The company expects to achieve development milestones that will trigger additional revenue during upcoming quarters. The company anticipates that additional product lines will result from the current development projects.

Cost of sales includes direct manufacturing labour and materials costs, and allocated overhead. Cost of sales for the quarter ended September 30, 2004 were $499,075 compared to $190,554 for the same period last year. Cost of sales for the nine-month period ended September 30, 2004 were $1,295,863 compared to $579,732 for the same period last year. The increased cost of sales is directly attributable to increased product sales.

Gross margin for the quarter ended September 30, 2004 was $158,678 representing 24% of total sales as compared to $65,271 representing 26% of total sales for the same period last year. Gross margin for the nine month ended September 30, 2004 was $923,868 representing 42% of total sales as compared to $326,577 representing 36% of total sales for the same period last year. The increase in gross margin is attributable to improved manufacturing efficiencies.

Expenses

General and administrative expenses for the quarter ended September 30, 2004 were $311,826 compared to $323,202 for the same period in 2003, a decrease of 4%.The decrease was primarily attributable to reduced salary costs offset by increased professional fees relating to registering with the United States SEC.

General and administrative expenses for the nine-month period ended September 30, 2004 were $1,017,262 compared to $854,258 for the same period in 2003.

Marketing and business development expenses were $377,263 for the quarter ended September 30, 2004, as compared to $252,123 for the same period in 2003, an increase of 50%. The primary reason for the increase is due to the hiring of additional business development and marketing employees, the use of demos and product promotion materials, distributor training to improve effectiveness of relationship selling, increased participation in trade conferences and related travel costs to promote RAMP products to new target markets in North America, Asia and Europe. The Company has implemented an updated sales incentive commission plan and accrued estimated commissions.

Marketing and business development expenses were $939,255 for the nine-month period ended September 30, 2004, as compared to $639,907 for the same period in 2003.

Product development expenditures were $422,075 for the quarter ended September 30, 2004, compared to $537,558 for the same period in 2003, a decrease of 21%. The decrease is due to a number of factors, including lower salary costs resulting from a reassignment of some product development resources to manufacturing, and lower consulting fees. In addition, consumed R&D materials costs decreased from $90,609 to $21,866 reflecting the completion of a number of the Company's research projects.

Product development expenditures were $1,242,382 for the nine-month period ended September 30, 2004, compared to $1,646,339 for the same period in 2003.

Operating Income (Loss)

For the quarter ended September 30, 2004, the Company reported an operating loss, before other income and expenses, of $952,486 as compared to an operating loss of $1,047,612 for the same period last year. For the nine-month period ended September 30, 2004, the Company reported an operating loss of $2,275,031 as compared to an operating loss of $2,813,927 for the same period last year.

Other Income/Expenses

The Company recorded grant income of $49,700 for the nine month period ended September 30, 2004, as compared to $nil for the same period last year, for a grant received from PEMD ("Program for Export Market Development").

For the quarter ended September 30, 2004, net interest income was $1,053 compared to net interest expense of $24,720 for the same period in 2003. The Company has available a US$1 million line of credit facility but did not use this facility during the current quarter. For the nine-month period ended September 30, 2004, interest expense was $32,255 compared to $54,074 for the same period in 2003.

For the quarter ended September 30, 2004, the Company recorded $nil in non-cash loan guaranty costs compared to $77,392 for the comparable period in 2003. These costs relate to the amortization of the fair market value of bonus warrants issued to lenders as part of a loan facility agreement. For the nine-month period ended September 30, 2004, the Company recorded $138,016 in non-cash loan guaranty costs compared to $213,167 for the comparable period in 2003. These costs have been fully amortized as at June 30, 2004. The loan guaranty has been extended to December 31, 2004 at no additional cost to the Company. Negotiations are underway to extend this facility for a further period.

For the quarter ended September 30, 2004, the Company recorded $161,807 in non-cash stock based compensation costs compared to $23,000 in the comparable period in 2003. This amount relates to the estimated fair value of stock options to employees and consultants, granted and vested during the period. Further details are provided in a following section of this report headed

"Changes in Accounting Policies Including Initial Adoption." and in note 6 of the attached financial statements. For the nine month period ended September 30, 2004, the Company recorded $603,682 in non-cash stock based compensation costs compared to $38,000 for the comparable period in 2003.

Net Income (Loss)

For the quarter ended September 30, 2004, the Company reported a net loss of $1,113,240 ($0.02 per share) as compared to a net loss of $1,172,724 ($0.02 per share) for the same period last year. For the nine-month period ended September 30, 2004, the Company reported a net loss of $2,999,284 ($0.05 per share) as compared to a net loss of $3,119,168 ($0.06 per share) for the same period last year.

Summary of (Unaudited) Quarterly Results.

The table below sets forth selected data derived from our consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for the eight previous quarters ended September 30, 2004.

	2004	2004	2004	2003	2003	2003	2003	2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Total Revenue	657,753	753,499	809,136	377,443	255,825	446,320	204,164	189,208

Net Loss	(1,113,240)	(1,109,420)	(750,504)	(1,072,436)	(1,172,724)	(893,120)	(1,053,324)	(938,246)

Net loss per share	($0.02)	($0.02)	($0.01)	($0.02)	($0.02)	($0.02)	($0.02)	($0.02)

LIQUIDITY AND CAPITAL RESOURCES

During the nine month period ended September 30, 2004, the Company received proceeds of $3 million from a non-brokered private placement and $51,556 from the exercise of stock options and warrants.

At September 30, 2004, the Company had cash and cash equivalents of $292,241 as compared to $856 at December 31, 2003. The Company's net working capital position as at September 30, 2004 was $1,276,723 as compared to a December 31, 2003 working capital deficit of $1,595,439, an improvement of $2,872,162.

Until the Company receives increased revenue from product sales, it will continue to fund its operations from a combination of the sale and issuance of equity securities, contract service fees, collaborative research arrangements, and debt financing.

RISKS AND UNCERTAINTIES

The Company has an ongoing need to raise additional funds to continue its product development programs, purchase capital equipment and commercialize its products. There can be no assurance that such funds will be available on favorable terms, or at all. If adequate funding is not available, the Company may be required to delay, reduce or eliminate one or more of its research or development programs or obtain funds through arrangements with corporate partners or others that may require the Company to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise seek. Insufficient funding may also require the Company to relinquish rights to certain of its technologies that the Company would otherwise develop itself.

OFF BALANCE SHEET ARRANGEMENTS

The Company is not aware of any material off balance sheet arrangements requiring disclosure.

TRANSACTIONS WITH RELATED PARTIES

The Company compensates Mr. Stephen Holmes in the amount of $1,000 per month as the Chairman of the Board of Directors, , but has no other standard arrangement pursuant to which directors are paid a fee by the Company for their services in their capacity as directors, except for the granting from time to time of incentive stock options.

During the quarter the Company paid a director, Mr. Dominique Merz, $15,678 for services rendered relating to investment advice, and paid another director, Mr. Steven Holmes $5,000 for services rendered relating to the private placement during the quarter.

During the financial year ended December 31, 2003, the Company entered into an agreement with Katan Associates International ("KAI") under the terms of which the Company pays KAI a monthly retainer of US$5,000. Mr. Stan Yakatan is the Chairman and Managing Partner of KAI and became a director of the Company in January 2004.

PROPOSED TRANSACTIONS

The Company is not aware of any material proposed transaction requiring disclosure.

CRITICAL ACCOUNTING ESTIMATES

The Company's significant accounting policies are disclosed in Note 2. to the audited consolidated financial statements as at December 31, 2003. Critical accounting estimates include:

Revenue recognition

Sales are recognized upon the shipment of products to customers and distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract, provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements, which are non-refundable and require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the term of the relevant license or related underlying product development period. Upfront fees from collaborative research arrangements that may be refundable are deferred and recognized once the refundability period has lapsed.

Stock based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan. The Company uses the fair value method to account for stock-based payments. Under the fair value method, stock-based payments are measured at the fair value of the equity instruments issued.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective January 1, 2002, the Company adopted the recommendations of the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The new section establishes the standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value method. The standard encourages the use of the fair value method of accounting for all employee stock-based compensation plans, but only requires the use of the fair value method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

For the year ending December 31, 2003, the Company elected to prospectively apply the fair value based method of accounting for stock based stock options granted to employees, officers and directors. The adoption of the new recommendations resulted in an additional benefit expense of $82,000 in 2003 compared to nil in 2002 when the effect of the fair value method on employee options was disclosed but not required to be recorded in financial statements.

FINANCIAL INSTRUMENTS

Certain of the Company's financial instruments, including cash equivalents, accounts and amounts receivable, accounts payable, demand loans payable and loans payable to shareholders and directors, the carrying amounts approximate fair values due to their short term nature.

The Company performs ongoing credit checks on its customers. As at September 30, 2004, the Company had accounts receivable from seventeen customers, of which the top six represent 81% of the accounts receivable balance. As at December 31, 2003, the Company had accounts receivables from sixteen customers of which the top four represent 65% of the accounts receivable balance.

Financial risk is the risk to the Company's results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk given that greater than 85% of total revenues for the period ended September 30, 2004 were received in US dollars. The company minimizes this risk by maintaining a US dollar account for all US sales revenues and expenditures, thereby minimizing currency exchange. The Company is exposed to foreign exchange risk with respect to the demand loans, as these are secured by US dollars. Fluctuating foreign exchange rates are reflected in the line of credit available to the Company, however, the balance outstanding on the line of credit is not subject to foreign exchange adjustments.

Interest rate risk arises due to the Company's cash and cash equivalents being invested in variable rate securities and the Company's loans having fixed and variable interest rates.

SUBSEQUENT EVENTS

On October 18, 2004 the Company announced a collaboration agreement with Shionogi & Co., Ltd., a leading Japanese pharmaceutical Company, to develop a rapid quantitative test for BNP (B-type natriuretic peptide), a proprietary cardiovascular marker to assist in the diagnosis and management of congestive heart failure. Shionogi will fund development of the test and will be responsible for regulatory affairs, marketing and distribution of the RAMP BNP Test in the Japanese market.

On November 10, 2004 AOAC International announced the results of a rigorous 16-month $2.6 million study conducted on behalf of US Department of Homeland Security and Department of

Defense to identify reliable analytical methods to enable security, defense and other federal agencies to make science-based decisions in the event of biological attacks and to validate field usable methods for detecting biological agents that could be used by first responders. The Company's anthrax test was one of five hand-held assays tested during the study and was the only test that met the new performance standards.

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended September 30, 2004.

Response Biomedical Corp. Incorporated under the laws of British Columbia

CONSOLIDATED INTERIM BALANCE SHEETS

As at	(Expressed in Canadian dollars)

	September 30,	December 31,
	2004	2003
	$	$
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	292,241	856
Short term investments	2,500	2,500
Trade receivables	347,514	151,558
Other receivables	9,953	11,582
Inventories	1,187,746	574,280
Prepaid expenses and other	144,268	14,380
Total current assets	1,984,222	755,156
Capital assets	228,699	288,162
Deferred Loan costs (note 3)		138,016
	2,212,921	1,181,334

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
Bank indebtedness		1,401,786
Accounts payable and accrued liabilities	620,974	709,872
Loans payable to shareholders and directors		180,279
Deferred revenue	79,075	51,208
Deferred lease inducement - current portion	7,450	7,450
Total current liabilities	707,499	2,350,595

Deferred lease inducement	3,102	8,687

Shareholders' equity (deficiency)
Share capital [note 4]	33,897,406	28,821,536
Contributed surplus [note 5]	1,504,155	900,473
Deficit	(33,899,241)	(30,899,957)
Total shareholders' equity (deficiency)	1,502,320	(1,177,948)
	2,212,921	1,181,334

See accompanying notes

On behalf of the Board:

William J. Radvak	Brian G. Richards
Director	Director

Response Biomedical Corp.

CONSOLIDATED INTERIM STATEMENTS OF LOSS AND DEFICIT

(Expressed in Canadian dollars)
	Three Months Ended		Nine Months Ended
	September 30		September 30
	2004	2003	2004	2003
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES
Product sales	516,444	103,186	1,643,848	498,068
Contract service fees and revenues
from collaborative research
arrangements	141,309	152,639	575,883	408,241
	657,753	255,825	2,219,731	906,309

Less: Cost of Sales	499,075	190,554	1,295,863	579,732
Gross Margin	158,678	65,271	923,868	326,577
	24%	26%	42%	36%
EXPENSES
General and administrative	311,826	323,202	1,017,262	854,258
Marketing and business
development	377,263	252,123	939,255	639,907
Product development	422,075	537,558	1,242,382	1,646,339
	1,111,164	1,112,883	3,198,899	3,140,504

Operating loss	952,486	1,047,612	2,275,031	2,813,927

Other (income) expense:
Grant income			(49,700)
Interest (income) expense	(1,053)	24,720	32,255	54,074
Loan guaranty fees (non-cash)		77,392	138,016	213,167
Stock Based compensation
(non-cash)	161,807	23,000	603,682	38,000
Total other (income) expense	160,754	125,112	724,253	305,241

Net loss for the period	1,113,240	1,172,724	2,999,284	3,119,168

Deficit, beginning of period	32,786,001	28,654,799	30,899,957	26,708,355
Deficit, end of period	33,899,241	29,827,523	33,899,241	29,827,523

Loss per common share - basic
and diluted [note 5[d]]	($0.02)	($0.02)	($0.05)	($0.06)

Weighted average number of
common shares [note 5[d]]	59,111,923	49,402,095	57,403,092	48,693,411

See accompanying notes

Response Biomedical Corp.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)
	Three Months Ended		Nine Months Ended
	September 30		September 30
	2004	2003	2004	2003
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Loss for the period	(1,113,240)	(1,172,724)	(2,999,284)	(3,119,168)
Add (deduct) items not involving cash:
Amortization	41,624	31,970	129,232	94,219
Stock-based compensation	161,807	23,000	603,682	38,000
Amortization of deferred loan costs		77,392	138,016	213,167
Deferred revenue	9,898		27,867
Change in non-cash working capital:
Accounts receivable	(168,526)	118,751	(194,327)	107,394
Inventories	(149,332)	(2,486)	(613,446)	(66,372)
Prepaid expenses and other	(42,069)	50,615	(129,888)	48,213
Accounts payable and accrued liabilities	(203,726)	234,804	(94,482)	240,831
Demand Loan Payable		395,987		865,263

Cash used in operating activities	(1,463,564)	(242,691)	(3,132,650)	(1,578,453)

INVESTING ACTIVITIES
Purchase of capital assets	(43,617)	(95,312)	(69,770)	(174,793)
Cash provided by (used in) investing activities	(43,617)	(95,312)	(69,770)	(174,793)

FINANCING ACTIVITIES
Proceeds from issuance of share capital, net of
share issue costs	2,846,180	20,250	5,075,870	1,521,541
Proceeds (payments) from shareholder's and
directors loans	(125,177)	355,485	(180,279)	355,485
Payments re bank indebtedness	(1,027,367)		(1,401,786)
Cash provided by financing activities	1,693,636	375,735	3,493,805	1,877,026

Increase (decrease) in cash and cash
equivalents during the period	186,455	37,732	291,385	123,780
Cash and cash equivalents, beginning of period	105,786	87,123	856	1,075
Cash and cash equivalents, end of period	292,241	124,855	292,241	124,855

Supplemental disclosure
Interest paid	1,155	24,720	34,488	54,074

See accompanying notes

Response Biomedical Corp.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS [Unaudited]

September 30, 2004	(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles on a basis consistent with the Company's audited annual financial statements for the year ended December 31, 2003.

These unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2004 and for all such periods presented. Certain comparative figures for prior periods have been reclassified to conform to the current presentation.

These statements should be read in conjunction with the audited financial statements for the year ended December 31, 2003 included in the Response Biomedical Corp. Annual Report filed with the appropriate securities commissions. The results of operations for the nine-month period ended September 30, 2004 are not necessarily indicative of the results for the full year.

2. INVENTORY

	September 30	December 31
	2004	2003
	$	$

Raw materials	324,855	201,467
Work in process	127,968	207,060
Finished goods	734,923	165,753
	1,187,746	574,280

3. OTHER ASSETS

	September 30	December 31
	2004	2003
	$	$
Deferred loan costs	nil	138,016

Deferred loan costs represent the net fair value of bonus warrants issued as guarantee fees for demand loans secured by several of the Company's directors and a shareholder. The costs were fully amortized as at June 30, 2004.

Response Biomedical Corp.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS [Unaudited]

September 30, 2004	(Expressed in Canadian dollars)

4. BANK INDEBTEDNESS

Up to June 30, 2004, the Company had a revolving credit facility of up to US$1,515,000 with a Canadian chartered bank. The credit facility has subsequently been renewed for a balance of up to US$1,000.000 to December 31, 2004. This credit facility bears interest at the bank's prime rate, which at September 30, 2004 was 4.0% [2003 - 4.75%] . The current credit facility is guaranteed by a shareholder of the Company.

In consideration for providing the guarantees up to June 30, 2004, the Company issued a total of 2,088,570 non-transferable share purchase warrants to the guarantors, of which 166,785 expired unexercised during the year ended December 31, 2003. Of the 2,088,570 warrants, 410,426 were issued in 2002 with an original expiry date of June 30, 2003 and a further 884,602 were issued in early 2003 with an original expiry date of September 30, 2003. In June 2003, the credit facility was renewed and accordingly, in consideration for the continued guarantees the expiry dates of the warrants were extended to June 30, 2004. In addition, the credit facility was increased from US$1,165,000 to US$1,515,000 and, in consideration for the additional guarantee, a further 793,542 warrants with an exercise price of $0.46 per common share exercisable to June 30, 2004 were issued. These warrants were all exercised on or before June 30, 2004.

The estimated fair value of the amendments to the terms and the issuance of further share purchase warrants amounted to nil during the three months ended September 30, 2004 [2003 - $77,392]. These amounts have been credited to contributed surplus and recorded as deferred loan costs and are being amortized over the term of the credit facility, which expires on June 30, 2004. Of this facility, $nil was utilized as at September 30, 2004 [December 31, 2003 - $1,401,786].

The credit facility guaranty extension to December 31, 2004 was provided at no additional cost to the Company.

5. SHARE CAPITAL

[a]	Authorized - 100,000,000 common shares without par value.

Issued and outstanding	Number	Amount
	#	$

Balance, December 31, 2003	53,518,521	28,821,536
Issued for cash:
Shares, net of share issue costs	3,750,000	2,794,626
Exercise of warrants	3,416,148	1,776,986
Exercise of stock options	1,091,913	504,259
Balance, September 30, 2004	61,776,582	33,897,407

Response Biomedical Corp.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS [Unaudited]

September 30, 2004	(Expressed in Canadian dollars)

[b]	Stock options

At September 30, 2004 the following stock options were outstanding:

	Options outstanding			Options exercisable
	30-Sep-04			30-Sep-04
Range of	Number of shares	Weighted	Weighted	Number of options	Weighted
		average	average		average
exercise prices	under option	remaining	exercise price	currently	exercise price
		contractual life		exercisable

$	#	(years)	$	#	$

0.27 – 0.36	1,175,250	2.04	0.27	1,175,250	0.27
0.40 – 0.49	45,200	3.60	0.46	37,075	0.46
0.50 – 0.57	3,026,600	2.41	0.50	2,747,850	0.50
0.61 – 0.68	339,100	1.46	0.63	339,100	0.63
0.72 – 0.87	2,330,350	3.48	0.77	1,337,788	0.78
0.93– 1.27	210,700	3.73	1.01	129,812	1.01
1.78	25,000	0.48	1.78	25,000	1.78
0.27 – 1.78	7,152,200	2.69	0.58	5,791,875	0.54

The options expire at various dates from January 6, 2005 to September 13, 2009.

[c]	Stock option transactions

Stock option transactions and the number of share options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price
	#	$

Balance, December 31, 2003	6,110,350	0.49
Options granted	2,449,150	0.72
Options expired	(315,387)	0.45
Options exercised	(1,091,913)	0.46
Balance, September 30, 2004	7,152,200	0.58

Response Biomedical Corp.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS [Unaudited]

September 30, 2004	(Expressed in Canadian dollars)

[d]	Loss per common share

	Three Months Ended		Nine Months Ended
	30-Sep		30-Sep
	2004	2003	2004	2003
Numerator
Net loss for the period	$1,113,240	$1,172,724	$2,999,284	$3,119,168
Denominator
Weighted average number of
common shares outstanding	59,111,923	49,402,095	57,403,092	48,693,411
Less: escrowed shares	(825,000)	(825,000)	(825,000)	(825,000)
Weighted average number of
common shares outstanding	58,286,923	48,577,095	56,578,092	47,686,411
Loss per common share - basic
and diluted	$0.02	$0.02	$0.05	$0.06

[e]	Common share purchase warrants

At September 30, 2004, the following common share purchase warrants were outstanding:

Number of Issuable	Exercise price	Date of expiry
Warrants	$

118,250	0.55	31-Oct-04
463,197	0.55	20-Nov-04
799,127	0.55	29-Dec-04
1,875,000	1.15	21-Jun-06
3,255,574

6. STOCK-BASED COMPENSATION

The fair value of each option is estimated at the option grant date using the Black-Scholes option-pricing model. The estimated fair value of options that have been granted to non-employees for services rendered and vested YTD is $271,000 [2003 –$38,000]. This amount has been charged to stock based compensation expense and contributed surplus in the consolidated interim financial statements. The weighted average fair value per option is $0.31 [2003 - $0.50] . The following

Response Biomedical Corp.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS [Unaudited]

September 30, 2004	(Expressed in Canadian dollars)

weighted average assumptions were used: dividend yield 0.0%, expected volatility of 91%, risk-free interest rate of 2.88%, and expected average option term of 1.53 years.

The estimated fair value of options that have been granted to employees for services rendered and vested YTD is $314,000 [2003 – 387,000 (pro-forma)]. This amount has been charged to stock based compensation expense and contributed surplus in the consolidated interim financial statements. The weighted average fair value per option is $0.47 [2003 – $0.41 (pro-forma)]. The following weighted average assumptions were used: dividend yield 0.0%, expected volatility of 125%, risk-free interest rate of 2.89%, and expected average option term of 2.50 years. The company adopted the prospective method of disclosure for employee options in Q4 of 2003. Prior to Q4 2003, employee options were not required to be booked and were disclosed in pro-forma statements.

The following table provides the loss for the three and nine months ended September 30, 2004 compared to pro-forma loss for the three and nine months ended September 30, 2003 and pro forma basic and diluted loss per share had compensation expense been based on the fair value method of accounting for stock-based compensation:

	Three	Three	Nine Months	Nine Months
	Months	Months	Ended	Ended
	Ended	Ended
	30-Sep-04	30-Sep-03	30-Sep-04	30-Sep-03
	$	$	$	$

Net loss – as reported	1,113,240	1,225,291	2,999,284	3,119,168
Net loss – pro forma*	1,113,240	1,362,959	2,999,284	3,505,889

Loss per common share – as	0.02	0.03	0.05	0.06
reported
Loss per common share – pro	0.02	0.03	0.05	0.07
forma
  Note: During the fourth quarter of 2003, the Company prospectively adopted therecommendations of the CICA and elected to prospectively apply the fair value basedmethod of accounting for stock-based awards pursuant to its stock option plan, effectiveJanuary 1, 2003 thereby including the cost of options in expense and eliminating pro-forma differences.

COMMITMENTS

The Company has an open purchase order with the supplier of its proprietary reader for delivery of a fixed number of units. As at September 30, 2004 the value of the commitment by the Company for product not received amounted to $298,563.